Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of WinVest Acquisition Corp. (the “Company”) on Form S-1 of our report dated June 3, 2021, except for Notes 2 and 9, as to which the date is August 18, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of WinVest Acquisition Corp. as of March 31, 2021 and for the period March 1, 2021 (inception) through March 31, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp
Houston, Texas
August 18, 2021